VCA Antech, Inc.

12401 West Olympic Blvd.

Los Angeles, CA 90064-1022

February 6, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Carmen Moncada-Terry, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	VCA Antech, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 27, 2007
File No. 001-16783

Dear Ms. Moncada-Terry:

We are submitting this letter in response to the comment set forth in your letter dated January 23, 2008 relating to our Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2007 (the “Proxy Statement”).

For your convenience, we have included the Commission’s comment in bold typeface and appearing below it our response.

Annual Cash Bonus, page 23

1.

We note your response to our prior comment 4 and reissue the comment in part. Please identify the targets established for any metrics considered by the committee in its determination of actual bonus amount earned in 2006. If you believe disclosure of such information will result in competitive harm, please provide us with a detailed analysis explaining the basis for such conclusion. See Instruction 4 to Item 402(b) of Regulation S-K.

Company Response: The Adjusted EBITDA and Adjusted Earnings Per Share targets established by the Compensation Committee for 2006, and the actual Adjusted EBITDA and Adjusted Earnings Per Share for 2006, are as follows:

Securities and Exchange Commission

Division of Corporation Finance

February 6, 2008

Metric	Target	Actual
Adjusted EBITDA	$205,266,000	$216,828,000
Adjusted Earnings Per Share	$1.06	$1.16[1]

We define Adjusted EBITDA and Adjusted Earnings Per Share as the reported items, adjusted to exclude certain significant items. The Compensation Committee uses Adjusted EBITDA and Adjusted Earnings Per Share because they exclude the effect of significant items that we believe are not representative of our core operations for the periods presented. For the year ended December 31, 2006, there were no items excluded in computing Adjusted EBITDA. The only item excluded in computed Adjusted Earnings Per Share was a $0.08 per common share tax credit we received as a result of a favorable income tax audit that resulted in a change to our estimated tax liabilities.

Closing Comments:

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

_________________________

1  The reported earnings per share were $1.24. However, for purposes of comparing the actual Adjusted Earnings Per Share to the target Adjusted Earnings Per Share, the Compensation Committee deducted $0.08 per common share attributable to a tax credit the company received as a result of a favorable income tax audit that resulted in a change to the company’s estimated tax liabilities.

Securities and Exchange Commission

Division of Corporation Finance

February 6, 2008

If you have any questions with respect to the foregoing, please call me at (310) 571-6500.

Sincerely,

/s/ Tomas W. Fuller______

Tomas W. Fuller

Chief Financial Officer

cc:	C.N. Franklin Reddick III